SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Waypoint Retirement Savings Incentive Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waypoint Financial Corp.
235 North Second Street
P.O. Box 1711
Harrisburg, PA 17105-1711

REQUIRED INFORMATION

Attached hereto is the audited Financial Statement for the year ending December 31, 2003 and including information required for submission on Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN

Date: June 28, 2004

By: [signature]
David C. Walters
Senior V.P. Waypoint Bank, Trustee

Attachments: Financial Statements
Consent of Certified Public Accountant

Beard Miller Company LLP
Certified Public Accountants and Consultants
An Independent Member of BDO Seidman Alliance

Allentown ◆ Hanover ◆ Harrisburg
Lancaster ◆ Pittsburgh ◆ Reading ◆ York

Exhibit 23.1

CONSENT OF BEARD MILLER COMPANY LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-83780) of Waypoint Financial Corporation of our report dated June 21, 2004, relating to the financial statements of the Retirement Savings Incentive Plan of Waypoint Financial Corporation, included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Beard Miller Company LLP

York, Pennsylvania
June 21, 2004

221 West Philadelphia Street Suite E 200 York, PA 17404
Tel. 717-846-7000 ◆ Fax 717-843-1731 ◆ www.beardmiller.com

Beard Miller Company LLP
Certified Public Accountants and Consultants

WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN

FINANCIAL REPORT

DECEMBER 31, 2003

TABLE OF CONTENTS

Beard Miller
Company LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Waypoint Retirement Savings Incentive Plan
Harrisburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Waypoint Retirement Savings Incentive Plan (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

York, Pennsylvania
June 21, 2004

Beard Miller Company LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
ASSETS		
Investments:		
Cash and money market funds	$ 2,901,816	$ 1,956,609
Mutual funds	10,578,362	6,722,490
Common stock	4,953,011	3,440,690
Participant loans	149,509	104,103
	18,582,698	12,223,892
Receivables:		
Participants' contributions	376	-
Employer's contributions	903	27,005
Accrued interest and dividends	7,552	11,421
	8,831	38,426
Total Assets	18,591,529	12,262,318
LIABILITY		
Other liabilities	12,965	11,311
Net Assets Available for Benefits	$ 18,578,564	$ 12,251,007

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,	
	2003	2002
INVESTMENT INCOME		
Net appreciation (depreciation) in fair value of investments	$ 3,254,825	$ (1,146,951)
Interest and dividends	381,728	188,465
	3,636,553	(958,486)
CONTRIBUTIONS		
Participants	3,101,836	4,358,298
Employer	1,029,294	659,096
	4,131,130	5,017,394
BENEFITS PAID TO PARTICIPANTS	1,389,192	890,367
ADMINISTRATIVE EXPENSES	50,934	33,825
TRANSFER FROM THE OWEN, INC. PROFIT SHARING PLAN	-	1,168,773
Net Increase	6,327,557	4,303,489
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	12,251,007	7,947,518
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$ 18,578,564	$ 12,251,007

See notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Waypoint Retirement Savings Incentive Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established October 1, 1988 and amended, thereafter, several times. The Plan is a defined contribution plan covering all employees of Waypoint Bank, Waypoint Service Corporation, Waypoint Insurance Group and Waypoint Brokerage Services, Inc. (Company) who have completed six months and 500 hours of service and are age 21 or older. Effective October 1, 2002, the assets of The Owen, Inc. Profit Sharing Plan were merged into this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter coinciding with or next following the date eligibility requirements are met.

Contributions

Participants may contribute up to 75 percent of their covered compensation or tax limit of $12,000 in 2003 and $11,000 in 2002. In 2003, the Company provided a matching contribution equal to 100% of the employee's contribution up to 3% of the employee's compensation and 50% of the amount of the employee's contribution that exceeds 3% of the employee's compensation but that does not exceed 5% of the employee's compensation (a maximum matching contribution of 4%). In 2002, the Company provided a matching contribution of 50% of employee contributions up to an employee contribution of 6% (a maximum matching contribution of 3%).

Participants' Accounts

Each participant's account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation or depreciation of Plan assets). Allocations of Plan earnings are based on participants' account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

A participant is 100% vested at all times in all contributions, provided the participant had at least one hour of service on or after January 1, 2003.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or installment payments. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their employer matching and profit sharing contribution accounts does not exceed $5,000. If the account balances exceed $5,000, the assets will generally be held in a trust until the participant's normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts in the year following termination.

There were distributions due participants in the amount of $23,563 and $51,972 at December 31, 2003 and 2002, respectively.

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator. Loans may not exceed $50,000 or one-half of a participant's vested account balance. Loans bear interest on the unpaid principal, and must be repaid within 5 years unless used for the purchase of a principal residence, which is 15 years or by the participant's normal retirement date. Interest is payable at the current prime rate plus 1.0 percent at the time of the loan. The minimum loan amount is $1,000. The balance of participant loans was $149,509 and $104,103 at December 31, 2003 and 2002, respectively.

Administrative Costs

Administrative costs and expenses of the plan are paid by the plan unless absorbed by the plan sponsor.

Forfeited Accounts

As of December 31, 2003 and 2002, forfeited employer matching non-vested accounts amounted to $41,748 and $26,384, respectively. Forfeitures of employer matching non-vested accounts are used to reduce the employer's matching contribution and are invested in the SEI Stable Value fund at the respective year ends. These forfeitures are not participant directed investments.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

Investments in mutual funds, money markets, and common stock are stated at fair value by reference to quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The descriptions of the investment funds available to the plan participants as of December 31, 2003 are as follows:

Loomis Sayles Bond Fund – This fund primarily invests in investment-grade debt securities, preferred stock, and international securities.

Putnam International Growth Class A Fund – This fund primarily invests in common stocks of mid-sized and large companies outside the United States of America.

Vanguard Intermediate – Term Bond Index Fund – This fund seeks to replicate the performance of the Lehman Brothers 5 - 10 year Government/Corporate Bond Index.

Tweedy Browne Global Value Fund – This fund seeks long-term growth of capital and invests primarily in equity securities with a focus on foreign issues.

Royce Low-Priced Stock Fund – This fund invests 65% of assets in common stock and convertibles and 35% in debt rated as low as BBB.

Excelsior Value & Restructuring Fund – This fund normally invests 65% of assets in companies management expects to benefit from restructuring and redeployment of assets.

Vanguard Index Trust 500 Fund – This fund seeks investment results that correspond with the price yield performance of the S&P 500 Index.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments (Continued)

Brown Capital Management Small Company Fund – This fund normally invests at least 70% of assets in equities issued by companies with total operating revenues of $250 million or less.

Fidelity Mid-Cap Stock Fund – This fund normally invests at least 65% of assets in equity securities issued by companies with medium-sized market capitalization and up to 35% of assets in debt securities.

Janus Growth & Income Fund – This fund invests in any combination of equity and fixed income securities, provided that at least 25% of assets are maintained in securities selected for growth potential, and at least 25% of assets are invested in securities selected for current income.

SEI Stable Value Fund – This fund primarily invests in collateralized guaranteed investment contracts to enhance credit quality and diversification.

California Investment S&P Mid-Cap Index Fund – This fund seeks investment results that replicate the aggregate performance of the Mid-Cap index.

SEI Daily Income Prime Obligation – This fund seeks to preserve capital and earn current income while tracking interest rates over the intermediate term.

In conjunction with the initial public offering of Waypoint Financial Corporation common stock during 2000, participants of the Plan were given a one-time opportunity to liquidate their Plan assets and purchase Waypoint Financial Corporation common stock. In 2002, Waypoint stock became an investment option.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Related Party Transactions

The Plan invests in the common stock of Waypoint Financial Corp., the parent company of the plan sponsor, which qualifies as a party-in-interest transaction.

The Plan also invests in the SEI Stable Value Fund and SEI Daily Income Prime Obligation Fund which are sponsored by SEI. SEI provided recordkeeping services to the Plan indirectly through Waypoint Bank through April 30, 2003, at which date Waypoint Bank switched to a new service provider. As such, these transactions qualify as party-in-interest.

NOTE 3 - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments, unless otherwise noted. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31, 2003 and 2002:

Investments	2003	2002
At quoted market prices:		
Cash and money market funds:		
SEI Stable Value Fund	$ 2,681,880	$ 1,919,729
Other cash and money market funds	219,936	36,880
Mutual funds:		
Fidelity Puritan Fund	**	1,058,152
Fidelity Mid-Cap Stock Fund	2,091,349	**
Loomis Sayles Bond Fund	971,786	618,191
Putnam Vista A Fund	**	752,829
Vanguard Index Trust 500 Fund	3,154,086	1,593,261
Royce Low-Priced Stock Fund	933,660	**
Other mutual funds	3,427,481	2,700,057
Common stock:		
Waypoint Financial Corporation	4,953,011	3,440,690
At cost, which approximates fair value:		
Participant loans	149,509	104,103
	$ 18,582,698	$ 12,223,892

** Asset does not exceed 5% as of December 31

NOTE 3 - INVESTMENTS (CONTINUED)

The net appreciation (depreciation) in fair value of investments bought and sold, as well as held during the year, amounted to $3,254,825 and ($1,146,951) for the years ended December 31, 2003 and 2002, respectively.

The net appreciation (depreciation) in fair value of investments for each significant class of investments, consists of the following for the years ended December 31:

	2003	2002
Common stock	$ 2,129,281	$ 82,529
Mutual funds	1,125,544	(1,229,480)
	$ 3,254,825	$ (1,146,951)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - TAX STATUS

The Plan obtained its latest determination letter on May 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

NOTE 6 - PROHIBITED TRANSACTIONS

During 2002, the Plan's assets were used to pay custodial fees fees in the amount of $7,652 to Waypoint Bank's trust department, the Plan trustee. In accordance with ERISA guidance, these are considered to be prohibited transactions. The fees were refunded to the Plan in 2002.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of:

	December 31, 2003	December 31, 2002
Net assets available for benefits per the financial statements	$ 18,578,564	$ 12,251,007
Amounts allocated to withdrawing participants	(23,563)	(51,972)
Net Assets Available for Benefits per the Form 5500	$ 18,555,001	$ 12,199,035

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the years ended:

	December 31, 2003	December 31, 2002
Benefits paid to participants per the financial statements	$ 1,389,192	$ 890,367
Amounts allocated to withdrawing participants at December 31, 2002	(51,972)	51,972
Amounts allocated to withdrawing participants at December 31, 2003	23,563	-
Benefits Paid to Participants per the Form 5500	$ 1,360,783	$ 942,339

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 and 2002, but not yet paid as of that date.

NOTE 8 – SUBSEQUENT EVENT

Subsequent to year end, the Plan Sponsor entered into an agreement to be acquired by Sovereign Bank. The implications on the Plan are unknown.

FORM 5500 - SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 25-1720585
PN: 002

December 31, 2003

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)
	Brown Capital Management Small Company Fund	Mutual Fund	N/A	$ 230,117
	California Investment S&P Mid-Cap Index Fund	Mutual Fund	N/A	354,695
	Cash	Cash	N/A	212,371
	Excelsior Value & Restructuring Fund	Mutual Fund	N/A	490,586
	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	2,091,349
	Janus Growth & Income Fund	Mutual Fund	N/A	374,711
	Loomis Sayles Bond Fund	Mutual Fund	N/A	971,786
	Putnam International Growth Class A Fund	Mutual Fund	N/A	760,919
	Royce Low-Priced Stock Fund	Mutual Fund	N/A	933,660
	Tweedy Browne Global Value Fund	Mutual Fund	N/A	298,802
	Vanguard Index Trust 500 Fund	Mutual Fund	N/A	3,154,086
	Vanguard Intermediate-Term Bond Index Fund	Mutual Fund	N/A	917,651
*	SEI Daily Income Prime Obligation	Money Market	N/A	7,565
*	SEI Stable Value Fund	Money Market	N/A	2,681,880
*	Waypoint Financial Corporation Common Stock	Common Stock	N/A	4,953,011
	Participant Loans, interest rates ranging from 5% to 10.5%		0	149,509
				$ 18,582,698

* Party-in-interest.
** Historical cost has not been presented as all investments are participant directed.